Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Cardo Medical, Inc.

We hereby consent to the incorporation by reference in the registration statement (No. 333-164759) on Form S-3 under the Securities Act of 1933, of our report dated March 31, 2010, with respect to the consolidated financial statements of Cardo Medical, Inc., for the years ended December 31, 2009 and 2008 which appears in this Form 10-K.

We also consent to the reference to us as "experts" in matters of accounting and auditing in this Registration Statement.

/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
March 31, 2010